Exhibit 8.1

Subsidiaries of Orckit Communications Ltd.

Orckit - Corrigent Telecom India Pvt. Ltd.
Corrigent Systems Inc., a Delaware corporation.
Orckit-Corrigent Ltd., an Israeli corporation.
Corrigent Systems KK., a Japanese corporation.